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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           Notification Of Late Filing
                                       of
                Form 10-K for Fiscal Year Ended December 31, 1997

                          COMMISSION FILE NO. 001-11352

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
           -----------------------------------------------------------

Part I.  REGISTRANT INFORMATION.

                                  DYNAGEN, INC.
                            (Full Name of Registrant)

                               840 MEMORIAL DRIVE
                     (Address of Principal Executive Office)

                               CAMBRIDGE, MA 02139
                           (City, State and Zip Code)

Part II. RULES 12B-25(B) AND (C).

         The registrant hereby seeks relief under Rule 12b-25(b) and in support thereof states that:

                           (a)The reasons for the late filing of the subject
                  report that are described in Part III of this form could not be eliminated without unreasonable effort or expense; and

                           (b)The subject Annual Report on Form 10-K will be
                  filed on or before the fifteenth calendar day following the prescribed due date.

                  Part III.NARRATIVE.

                  DynaGen, Inc. (the "Company") is unable to meet its filing deadline for the Form 10-K for the year ended December 31, 1997 without unreasonable effort or expense. The Company has been informed by its independent auditors that additional time is needed to complete the audit, the results of which will affect the Company's Form 10-K and financial disclosure to be included therein. Therefore, the Company is requesting an extension on this Form 12b-25. The Company intends to file the Form 10-K within the time period specified by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.


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Part IV. OTHER INFORMATION.

                  (1)Name and telephone number of person to contact in regard to this notification:

                     Dhananjay G. Wadekar  (617) 491-2527
                    (Name)                (Area Code)(Telephone Number)

                  (2)Have all other periodic reports required under
                     Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed?

                     (X)                                       ( ) No

                  (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?

                     (X) Yes (see explanation below)           ( ) No

         If so, attach explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         The Company had revenues of approximately $0.4 million for the six-month transition period ended December 31, 1996, and had a net loss of approximately $4.3 million. The Company's financial statements for 1997 will reflect, for the first time, an entire year of consolidated operations of the Company's subsidiary Able Laboratories, Inc. and approximately six months of operations of the Company's subsidiary, Superior Pharmaceutical Company. These acquisitions, and the Company's business activities during 1997, are expected to cause a significant change in the Company's results of operations from the twelve months ended December 31, 1996. Through the third quarter of 1997, the Company had reported revenues of approximately $7.4 million, an operating loss of approximately $7.1 million and a net loss of approximately $7.6 million. Until the audit is completed and all necessary adjustments are made to the Company's financial statements, revenue or net loss for the full year cannot be expressed with certainty.

                                      * * *

         DynaGen, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: March 31, 1998                       By /S/ DHANANJAY G. WADEKAR
                                              -------------------------
                                                   Dhananjay G. Wadekar
                                                   Executive Vice President